Exhibit 99.1
Schedule II – Valuation and Qualifying Accounts

(In Thousands)	Beginning balance	Additions charged to expense	Deductions charged to reserve	Ending balance
Accounts receivable allowances – 2010	$1,392	$2,047	$2,150	$1,289
Accounts receivable allowances – 2009	1,090	2,821	2,519	1,392
Accounts receivable allowances – 2008	1,072	2,141	2,123	1,090